The Glenmede Fund, Inc.

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

June 21, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Deborah O’Neal-Johnson

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Request for Approval Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 for The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577 (the “Registrant”)

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, and pursuant to our conversation, we are writing to request approval for the Registrant to file, on or about June 30, 2016, a post-effective amendment to its registration statement pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended, for the purpose of registering and offering an Institutional Share class of a certain existing series of the Registrant (the “Fund”), provided that such amendment does not otherwise contain disclosures that would render it ineligible to be filed under Rule 485(b)(1).1

The Registrant is seeking approval to file Post-Effective Amendment No. 85 to its registration statement (“PEA 85”) to register an Institutional Share class of the Fund pursuant to Rule 485(b)(1)(vii). The class-specific disclosures in the Fund’s prospectus and statement of additional information (“SAI”) will be substantially identical to the class-specific disclosures included in prospectuses and SAIs previously reviewed by the Securities and Exchange Commission (the “SEC”) in post-effective amendments pursuant to Rule 485(a). Specifically, this new Institutional Share class will have substantially identical characteristics, fees and expense structures as the Institutional Share classes of the Large Cap Core Portfolio and Large Cap Growth Portfolio, each a series of the Registrant, previously filed under Rule 485(a) on May 1, 2015 (Accession No. 0001193125-15-165509) (“PEA 75”). As of the date of this correspondence, the Registrant is not required to file a post-effective amendment pursuant to Rule 485(a) for the Fund for any reason other than the introduction of the new share class as discussed above.

Rule 485(b)(1)(vii) gives the SEC discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.2

[1]	The Fund that intends to register an Institutional Share class is: the Secured Options Portfolio.
[2]

See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the “Release”); See also Securities Act Release No. 7448 (October 11, 1997) (designating former paragraph (b)(1)(ix) as paragraph (vii)).

Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management.3

The SEC’s exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, post-effective amendments containing revisions that are substantially identical to those contained in previously-filed post-effective amendments to become effective upon filing without SEC review if the SEC had previously had an opportunity to review such amendments.4

Accordingly, pursuant to Rule 485(b)(1)(vii), we respectfully request that the SEC approve PEA 85 for automatic effectiveness upon filing with the SEC for the purpose of registering and offering the Institutional Share class shares of the Fund.

Please contact me at (617) 662-1741 if you have any questions. Thank you for your attention to this matter.

Very truly yours,

/s/ Bernard Brick
Bernard Brick

[3]	Id.
[4]	See Release at footnote 9.